FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     July                                            , 20     03

Cumberland Resources Ltd

(Translation of registrant's name into English)

950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____X____

Form 40-F _________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_________

No  ________X_______

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Cumberland Resources Ltd.__________

      (Registrant)

Date

July, 24 2003_______________

By /s/ "Kerry M. Curtis"______________

       Kerry M. Curtis, President & CEO

Listed on the Toronto Stock Exchange:CBD

  News Release 03-17

     July 21, 2003

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

CUMBERLAND ANNOUNCES RESULTS FROM MELIADINE EAST KIMBERLITES

CUMBERLAND RESOURCES LTD. (CBD-TSX) announces that it has received caustic fusion results for samples of kimberlite from the Meliadine East Project, a 50%-50% Joint Venture with Comaplex Minerals Corp.  The analysis confirmed that nine of the kimberlite bodies were barren. One kimberlite body contained three microdiamonds considered to be insignificant. The three recovered microdiamonds are clear, white stones with octahedroid shapes and are smaller than a 212 micron square-mesh screen. Cumberland will interpret these diamond results when additional petrographic and indicator mineral investigations of the Meliadine East kimberlites are complete.  Until such time, no further field work is proposed.

Sampling Protocol and Results

Representative composite drillcore samples ranging in weight from 32.0 to 48.0 kg were collected from 10 of the 11 geophysical targets confirmed to contain kimberlite. The samples were processed to recover microdiamonds and macrodiamonds by caustic fusion at the Geoanalytical Laboratories of the Saskatchewan Research Council. Nine of the ten submitted samples collected from 10 of the 11 geophysical targets confirmed to contain kimberlite are reported to contain no natural diamonds larger than a 106 micron square-mesh screen. Three natural microdiamonds were recovered in sample 6-7, weighing 32.0 kg.

Dr. Herman Grutter (P. Geo.) of Mineral Services Canada Inc. participated in the logging and sampling of the Meliadine East kimberlites, and is involved in their further assessment. Dr. Grutter is a Qualified Person in terms of NI 43-101 and has extensive diamond exploration experience in Canada and South Africa.

Cumberland is well financed with approximately $19 million in its treasury and is advancing the 100% held Meadowbank gold project in Nunavut to production.  A $10.5 million program, designed to complete a feasibility and initiate environmental permitting, is underway at the Meadowbank project and is expected to be completed in late 2003.  A preliminary assessment* completed in January 2002 indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life, with 85% of gold production from open pit mine designs.

Cumberland holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried).

CUMBERLAND RESOURCES LTD.

___________________________

"Kerry M. Curtis, B.Sc., P.Geo."

President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment included approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.